Filed Pursuant to Rule 433

Registration Statement (No. 333-291167)

August 13, 2026

NiSource Inc.

$750,000,000 6.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated August 13, 2026)

This free writing prospectus relates only to the securities described below and should be read together with NiSource Inc.’s preliminary prospectus supplement dated August 13, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated October 30, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	NiSource Inc. (the “Issuer”)

Security:	6.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa3 (stable)/BBB- (stable)/BB+ (stable)

Size:	$750,000,000

Public Offering Price:	100% of the principal amount

Underwriting Discount:	1.000% of the principal amount

Net Proceeds, Before Expenses, to the Issuer:	$742,500,000

Interest Rate:	The Notes will bear interest (i) from and including August 18, 2026 to, but excluding, April 15, 2032 (the “First Reset Date”) at the rate of 6.250% per annum and (ii) from and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement) at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement) plus a spread of 1.930%, to be reset on each Reset Date (as defined in the Preliminary Prospectus Supplement); provided that the interest rate during any Reset Period will not reset below 6.250% per annum (which is the same interest rate as in effect from and including the original issue date to, but excluding, the First Reset Date).

For additional information and the definitions of the terms Reset Period, Five-year U.S. Treasury Rate, Reset Interest Determination Date and Reset Date, see “Supplemental Description of the Notes—Maturity, Interest and Payment” in the Preliminary Prospectus Supplement.

Interest Payment Dates:	April 15 and October 15 of each year, beginning April 15, 2027 (long first interest period) (subject to the Issuer’s right to defer interest payments as described under “Optional Interest Deferral” below).

Optional Interest Deferral:	So long as no event of default (as defined in the Preliminary Prospectus Supplement) with respect to the Notes has occurred and is continuing, the Issuer may, at its option, defer interest payments on the Notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus Supplement) of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus Supplement) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes or end on a day other than the day immediately preceding an interest payment date. During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes). In addition, during any Optional Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. No interest will be due or payable on the Notes during any such Optional Deferral Period unless the Issuer elects, at its option, to redeem Notes during such Optional Deferral Period, in which case accrued and unpaid interest (including, to the extent permitted by law, any compound interest) to, but excluding, the redemption date will be due and payable on such redemption date only on the Notes being redeemed, or unless the principal of and interest on the Notes shall have been declared due and payable as the result of an event of default with respect to the Notes, in which case all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on the Notes shall become due and payable. The Issuer may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Notes) and to shorten the length of any Optional Deferral Period. The Issuer cannot begin a new Optional Deferral Period until the Issuer has paid all accrued and unpaid interest on the Notes from any previous Optional Deferral Period.

For additional information and the definitions of the terms event of default, Optional Deferral Period and Interest Payment Period, see “Supplemental Description of the Notes—Events of Default” and “Supplemental Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Maturity Date:	April 15, 2057

Optional Redemption Terms:

The Issuer may redeem some or all of the Notes, at its option, in whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus, subject to the terms described in the first paragraph under “Supplemental Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

The Issuer may at its option redeem the Notes, in whole but not in part, at any time following the occurrence and during the continuance of a Tax Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 100% of the principal amount of the Notes, plus, subject to the terms described in the first paragraph under “Supplemental Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

The Issuer may at its option redeem the Notes, in whole but not in part, at any time following the occurrence and during the continuance of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 102% of the principal amount of the Notes, plus, subject to the terms described in the first paragraph under “Supplemental Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

If a Tax Credit Event (as defined in the Preliminary Prospectus Supplement) occurs, the Issuer may redeem, at its option, the Notes, in whole but not in part, at a redemption price in cash equal to 101% of the principal amount of the Notes, plus, subject to the terms described in the first paragraph under “Supplemental Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date (any notice of redemption may be sent only by the later of (a) the end of the calendar year in which the Notes were issued and (b) six months from the date of issuance of the Notes), in accordance with the terms and provisions set forth under “Supplemental Description of the Notes—Redemption—Tax Credit Event Redemption” in the Preliminary Prospectus Supplement.

For additional information and the definitions of the terms Tax Event, Rating Agency Event and Tax Credit Event, see “Supplemental Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Format:	SEC Registered

Transaction Date:	August 13, 2026

Expected Settlement Date**:	August 18, 2026 (T+3)

CUSIP/ISIN:	65473P BC8 / US65473PBC86

Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Notes against payment for the Notes on or about August 18, 2026, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the first business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to the first business day before delivery of the Notes should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at (888) 603-5847, Goldman Sachs & Co. LLC, toll-free at (866) 471-2526, J.P. Morgan Securities LLC, collect at (212) 834-4533, Morgan Stanley & Co. LLC, toll-free at (866) 718-1649 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.